UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, California 90245
(310)-536-0900

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,722,914(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,722,914(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,722,914(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%(1)
14	TYPE OF REPORTING PERSON CO

(1)    Includes 1,525,241 warrants of Highbury Financial Inc. (“Highbury”). Each warrant entitles the holder to purchase one share of Highbury common stock.

This Amendment No. 4 amends and supplements Amendment No. 3 to Schedule 13D (the “Schedule 13D”) filed on July 20, 2009 by Peerless Systems Corporation (“Peerless”) with respect to the securities of Highbury.  The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following language after the second paragraph thereof:

Peerless has sent a letter, dated July 24, 2009, to the Board of Directors and Corporate Secretary of Highbury (the “Demand Letter”) demanding, pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, copies of certain books and records of Highbury.  The purpose of this demand is to enable Peerless to investigate and communicate with Highbury’s stockholders regarding matters relating to their mutual interests as stockholders, including, but not limited to: (a) the amendment of Highbury’s by-laws to limit stockholder rights two days before a meeting between Highbury’s management and Highbury stockholders; and (b) potential conflicts of interest between Highbury and (i) Bruce Cameron and Richard Foote, who serve as directors and officers of Highbury, (ii) Hoyt Ammidon, Theodore M. Leary Jr. and Aidan J. Riordan, who serve as directors of Highbury, or (iii) Berkshire Capital Securities, LLC, a company controlled by Messrs. Cameron and Foote, or any of its affiliates.

A copy of the Demand Letter is attached as Exhibit 99.1 and incorporated herein by reference.  The foregoing description of the Demand Letter is a summary only and is qualified in its entirety by reference to such exhibit.

Item 7.   Materials to be Filed as Exhibits.

Exhibit 99.1       Letter, dated July 24, 2009, from Peerless Systems Corporation to Highbury Financial, Inc. *

*Filed herewith

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2009

PEERLESS SYSTEMS CORPORATION

By: /s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

Exhibit 99.1

PEERLESS  SYSTEMS CORPORATION

July 24, 2009

VIA EMAIL, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Bruce Cameron
Mr. Richard S. Foote
Mr. Hoyt Ammidon
Mr. Theodore M. Leary Jr.
Mr. Aidan J. Riordan
Highbury Financial Inc.
c/o Berkshire Capital Securities LLC
535 Madison Avenue, 19th Floor
New York, New York 10022

Highbury Financial Inc.
999 Eighteenth Street, Suite 3000
Denver, CO 80202

Attn:  Corporate Secretary

Dear Sir or Madam:

Peerless Systems Corporation,  a Delaware corporation (“Peerless”), is the record holder of 100 shares (the “Shares”) of common stock, par value $.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Company”), and the beneficial owner of 1,197,573 shares of Common Stock, as of the close of business on July 23, 2009.  In addition, as of such date, Peerless owns 1,525,241 warrants (“Warrants”) exercisable into a like number of shares of Common Stock.

As the record holder of the Shares, Peerless hereby demands, pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, during the usual hours for business, to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

1.	Copies of Board of Director and Committee Meeting Minutes

(a)
Copies of all minutes of the Board of Directors of the Company (the “Board”) and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the consideration, authorization or approval by the Board or any committee thereof to amend the certificate of incorporation or bylaws of the Company since January 1, 2006.

(b)
Copies of all minutes of the Board and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the consideration, authorization or approval by the Board or any committee thereof since January 1, 2006 to purchase or sell (i) Common Stock, (ii) Warrants or (iii) any other securities of the Company ((i)-(iii) collectively “Securities”).

(c)
Copies of all minutes of the Board and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the consideration, authorization or approval by the Board or any committee thereof since January 1, 2006 to solicit the purchase of Securities from, or sale of Securities to, any person, entity or group.

(d)
Copies of all minutes of the Board and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the consideration, authorization or approval by the Board or any committee thereof to retain Berkshire Capital Securities LLC or any of its affiliates (collectively, “Berkshire”) to solicit the purchase for the Company or third parties (i) Common Stock or (ii) Warrants.

(e)
Copies of all minutes of the Board and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the consideration, authorization or approval by the Board or any committee thereof of all agreements, understandings or arrangements between Berkshire and the Company.

(f)
Copies of all minutes of the Board and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the consideration, authorization or approval by the Board or any committee thereof of all agreements, understandings or arrangements between Berkshire, on the one hand, and the Company or any officer or director thereof, on the other hand.

(g)
Copies of all minutes of the Board  and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the consideration, authorization or approval by the Board or any committee thereof of any agreements, understandings or arrangements between any financial advisor (other than Berkshire) and the Company.

(h)
Copies of all minutes of the Board  and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to any potential conflict of interest or related-party transaction or violation, review under the Related Person Transactions Policy or waiver of the Company’s Code of Ethics, or similar policies considered by the Board  or any committee thereof with respect to the Company or any officer, director or employee of the Company (or any relative or entity affiliated with any such person).

(i)
Copies of all minutes of the Board and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the decision by the Board to employ, or continue to employ, Richard Foote, Bruce Cameron and any other officer of the Company, including, without limitation, minutes pertaining to any decision of the Board or any committee thereof pertaining to the consideration of alternative or additional candidates.

(j)
Copies of all minutes of the Board  and all relevant committees of the Board (including, in each case, any action taken by written consent without a meeting) pertaining to the compensation paid to the Company’s officers, including, without limitation, copies of any compensation studies or reports considered by the Board or any committee thereof in connection therewith.

2.	Books and Records of the Company

(a)	Copies of all books and records of the Company pertaining to any amendments to the certificate of incorporation or bylaws of the Company since January 1, 2006.

(b)	Copies of all books and records of the Company pertaining to the purchase or sale of the Securities since January 1, 2006.

(c)	Copies of all books and records of the Company pertaining to the solicitation of the purchase of Securities from, or sale of Securities to, any person, entity or group.

(d)	Copies of all books and records of the Company pertaining to the retention of Berkshire to solicit the purchase of Securities for the Company or any third party.

(e)	Copies of all books and records of the Company pertaining to any agreements, understandings or arrangements between Berkshire and the Company.

(f)
Copies of all books and records of the Company pertaining to any agreements, understandings or arrangements between Berkshire, on the one hand, and the Company or any director or officer thereof, on the other hand.

(g)	Copies of all books and records of the Company pertaining to any agreements, understandings or arrangements between any financial advisor (other than Berkshire) and the Company.

(h)
Copies of all books and records of the Company pertaining to any potential conflict of interest or related-party transaction or violation, review under the Related Persons Transaction Policy or waiver of the Company’s Code of Ethics or similar policies with respect to the Company or any officer, director or employee of the Company (or any relative or entity affiliated with any such person).

(i)	Copies of all books and records of the Company pertaining to the employment of Richard Foote, Bruce Cameron or other officer of the Company, or alternative or additional candidates.

(j)
Copies of all books and records of the Company pertaining to the compensation paid to the Company’s officers, including, without limitation, copies of any compensation studies or in connection therewith.

(k)	Copies of all books and records of the Company pertaining to any perquisites or non-cash compensation provided or made available to any officer or director of the Company.

(l)	Copies of all books and records of the Company pertaining to any payments made to Berkshire by the Company (including all reimbursements for expenses thereof).

(m)	Copies of all books and records of the Company pertaining to any travel and entertainment expenses paid by the Company.

(n)	Copies of all books and records of the Company pertaining to Berkshire

3.	Information Relating to Stockholders

(a)
A complete record or list of the holders of the Common Stock, certified by the Company’s transfer agent(s) and/or registrar(s), showing the name, address and number of shares registered in the name of each such holder, as of the date hereof and any record date established or to be established for the 2009 annual meeting of stockholders of the Company and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting") or any other meeting of stockholders held in lieu thereof (the date hereof and any such record date, the “Determination Date”);

(b)
A magnetic computer tape list or other electronic medium of the holders of the Common Stock as of the Determination Date, showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary for Peerless to make use of such magnetic computer tape; and a hard copy printout of such magnetic computer tape for verification purposes;

(c)	A stop list or stop lists relating to shares of Common Stock of the Company and any additions or deletions thereto. Any daily transfer sheets after the Determination Date;

(d)
All information in the Company’s or its transfer agent’s possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number, identity of, and shares held by the actual beneficial owners of the Common Stock as of the Determination Date, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar depositories or nominees as well as any material request list provided by Broadridge Financial Services, Inc. or its affiliates (together “Broadridge”) and any omnibus proxies issued by any such entities;

(e)
All information in or which comes into the Company’s possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners or consenting beneficial owners of the Common Stock in the format of a magnetic computer tape, cartridge file or other electronic medium of such owners showing the name, address and number of shares registered in the name of each such owner; such computer processing data as is necessary for Peerless to make use of such magnetic computer tape or cartridge; and a hard copy printout of such magnetic computer tape or cartridge for verification purposes (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from Broadridge);

(f)	All “respondent bank” lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

(g)
A list of stockholders of the Company who are participants in any Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing, dividend reinvestment or any similar plan in which voting of Common Stock under the plan is controlled, directly or indirectly, individually or collectively, by such plan’s participants, showing (i) the name and address of each such participant, (ii) the number of shares of Common Stock attributable to each such participant in any such plan, and (iii) the method by which Peerless or its agents may communicate with each such participant, as well as the name, firm and phone number of the trustee or administrator of such plan, and a detailed explanation of the treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either they do not receive instructions or shares which are outstanding in the plan but are unallocated to any participant; and

(h)	A correct and complete copy of the certificate of incorporation and bylaws of the Company.

Peerless demands that modifications, additions or deletions to any and all information referred to above be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.

Peerless will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

The purpose of this demand is to enable Peerless to investigate and communicate with the Company’s stockholders regarding matters relating to their mutual interests as stockholders, including, without limitation, the use of corporate assets, transactions between the Company and its directors and executive officers, business or personal relationships between the Company’s executive officers and directors, Board oversight and certain decisions by the Board or its committees regarding the foregoing matters or otherwise affecting the Board, the management or corporate governance of the Company or other interests of stockholders, consistent with the applicable provisions of Delaware law.

Peerless hereby designates and authorizes any director, officer, employee or consultant of Peerless, and any other persons designated by them, acting singly or in any combination, to conduct the inspection and copying herein requested.  It is requested that the information identified above be made available to the designated parties by no later than August 3, 2009.

Very truly yours,

PEERLESS SYSTEMS CORPORATION

By: /s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Chairman of the Board